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BB 3/6

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SECURI[barcode]ON

08026841

SEC Mail Processing Section

FEB 28 2008

Washington, DC 103

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 67467

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING JANUARY 1, 2007 (MM/DD/YY) AND ENDING DECEMBER 31, 2007 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: ROCKWELL GLOBAL CAPITAL, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

525 BROADHOLLOW ROAD

(No. and Street)

MELVILLE	NEW YORK	11747
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

BRUCE GUARINO 631-608-2000

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

MICHAEL DAMSKY CPA, P.C.

(Name – *if individual, state last, first, middle name*)

40-3 BURT DRIVE	DEER PARK	NEW YORK	11729
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED

MAR 18 2008

THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AB 3/17

OATH OR AFFIRMATION

I, BRUCE GUARINO, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ROCKWELL GLOBAL CAPITAL, LLC, as of DECEMEBR 31, 2007, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

JOSEPH T. NATOLI
Notary Public, State of New York
No. 4846905
Qualified in Suffolk County
Commission Expires Feb. 28, 2010

Signature

PRESIDENT
Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [x] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ROCKWELL GLOBAL CAPITAL, LLC.

FINANCIAL STATEMENTS and SUPPLEMENTARY INFORMATION

YEAR ENDED DECEMBER 31, 2007

TABLE OF CONTENTS

MICHAEL DAMSKY CPA, P.C.
CERTIFIED PUBLIC ACCOUNTANT
40-3 Burt Drive
Deer Park, New York 11729
(631) 595-2073

To the Members of
Rockwell Global Capital, LLC.
Melville, New York

Gentlemen:

I have audited the accompanying statement of financial condition of Rockwell Global Capital, LLC. as of December 31, 2007 and the related statements of income, changes in members' equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis of designing procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly we express no such opinion. An audit includes examining on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material aspects, the financial position of Rockwell Global Capital, LLC. as of December 31, 2007 and the results of its operations and its cash flows for the year then ended in conformity with generally accepted accounting principles generally accepted in the United states of America and the rules of the Securities and Exchanges Commission.

My audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the schedules on pages 8 through 10 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in my opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Very truly yours,

Michael Damsky, C.P.A..

MICHAEL DAMSKY CPA, P.C.
Certified Public Accountant

Deer Park, New York
February 26, 2008

ROCKWELL GLOBAL CAPITAL, LLC.

BALANCE SHEET

DECEMBER 31, 2007

ASSETS

Current Assets:	
Cash	$ 368,860
Due from Broker	237,941
Prepaid Expenses	54,078
	660,879
Fixed Assets:	21,985
Accumulated Amortization	3,406
	18,579
Other Assets:	
Loans Receivable	142,000
Employee Loans	61,280
Security Deposit	42,750
	246,030
	$ 925,488

LIABILITIES and STOCKHOLDERS' EQUITY

Current Liabilities:	
Accrued Expenses	157,391
Due to Broker	25,943
Deferred Expenses	19,235
	202,569
Members' Equity:	722,919
	$ 925,488

"See Accompanying Notes and Accountants' Report"

ROCKWELL GLOBAL CAPITAL, LLC

STATEMENT OF INCOME

YEAR ENDED DECEMBER 31, 2007

Revenue:	
Commission Income	$ 1,650,044
Other Income	252,668
Interest Income	20,627
	1,923,339
Expenses:	1,989,271
Net (Loss)	(65,932)
Members' Equity: Beginning of Year	241,652
Capital Contribution	547,199
Members' Equity: End of Year	$ 722,919

ROCKWELL GLOBAL CAPITAL, LLC.

STATEMENT OF CASH FLOWS

YEAR ENDED DECEMBER 31, 2007

Cash Flows from Operating Activities:	
Net (Loss)	$(65,932)
Adjustments to reconcile net income to	
Net cash provided by operating activities:	
Depreciation and Amortization	2,722
(Increase) Decrease in Due from Broker	(237,941)
(Increase) Decrease in Prepaid Expenses	(54,078)
Increase (Decrease) in Accrued Expenses	152,885
Increase (Decrease) in Due to Broker	25,943
Increase (Decrease) in Deferred Expenses	(15,387)
Net cash provided by (used for) Operating activities	(191,788)
Cash Flows from Investing Activities:	
Purchase of Equipment	(15,503)
Net cash used in investing activities	(15,503)
Cash Flows from Financing Activities:	
Employee Loans	(47,142)
Loans Receivable	35,080
Capital Contribution	547,199
Net cash provided by financing activities	535,137
Net Increase in Cash	327,846
Cash Balance Beginning	41,014
Cash Balance Ending	$ 368,860

"See Accompanying Notes and Accountants' Report"

ROCKWELL GLOBAL CAPITAL, LLC.

STATEMENT OF CHANGES IN MEMBERS EQUITY

YEAR ENDED DECEMBER 31, 2007

	Capital	Deficit	Total
Beginning Balance	$ 943,202	$(701,550)	$ 241,652
Capital Contribution	547,199	-	547,199
Net (Loss)	-	(65,932)	(65,932)
Ending Balance	$ 1,490,401	$(767,482)	$ 722,919

ROCKWELL GLOBAL CAPITAL, LLC.

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2007

NOTE 1 - Nature of Business and Significant Accounting Policies

Rockwell Global Capital, LLC, (the "Company") is a brokerage firm engaged primarily in retail activities. The Company is registered as a broker-dealer with and is a member of the Financial Industry Regulatory Authority ("FINRA").

The Company operates under the provisions of Paragraph (k)(2)(ii) of Rule 15c3-3 of the Securities and Exchange Commission and, accordingly, is exempt from the remaining provisions of that Rule. Essentially, the requirements of Paragraph (k)(2)(ii) provide that the Company clear all transactions on behalf of customers on a fully disclosed basis with a clearing broker/dealer, and promptly transmit all customer funds and securities to the clearing broker/dealer. The clearing broker/dealer carries all of the accounts of the customers and maintains and preserves all related books and records as are customarily kept by a clearing broker/dealer.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

Income Taxes

The Company operates as a limited liability company. In lieu of Company income taxes, the members are taxed on their proportionate share of the Company's taxable income. Therefore, no provision or liability for Federal Income Taxes has been included in these financial statements.

Revenue Recognition

The Company records client transactions on a trade date basis. The Company is exposed to risk of loss on these transactions in the event a client or broker fails to meet the terms of their contracts, in which case the Company may have to purchase or sell the positions at prevailing market prices.

NOTE 2 -.Receivable form clearing broker

Receivable from clearing broker consists of the following

Clearing broker deposit receivable	$ 25,000
Due from clearing broker	212,941
	$237,941

ROCKWELL GLOBAL CAPITAL, LLC.

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2007

NOTE 3 – Loans receivable

Loan to managing member and affiliated companies	$142,000

NOTE 4 – Employee Loans

Employee loans are forgivable over a period of three to four years.

NOTE 5 - Financial Instruments with Off-Balance Sheet Credit Risk

As a securities broker, the Company can be engaged in buying and selling securities for a diverse group of investors. The Company would introduce these transactions for clearance to another broker/dealer on a fully disclosed basis.

The Company's exposure to credit risk associated with non-performance of customers in fulfilling their contractual obligations pursuant to securities transactions can be directly impacted by volatile trading markets which may impair the customers' ability to satisfy their obligations to the Company and the Company's ability to liquidate the collateral at an amount equal to the original contracted amount. The agreement between the Company and its clearing broker provides that the Company is obligated to assume any exposure related to such non-performance by its customers.

The Company is obligated to settle transactions with brokers and/or other financial institutions even if its customers fail to meet their obligations to the Company. Customers are required to complete their transactions on settlement date, generally three business days after trade date. If customers do not fulfill their contractual obligations, the Company may incur losses.

NOTE 6 - Regulatory Requirements

As a broker-dealer and member organization of "FINRA", the Company is subject to the Uniform Net Capital Rule 15c3-1 of the Securities and Exchange Commission. The rule requires the Company to maintain minimum net capital, as defined, of 12 1/2% of aggregate indebtedness, as defined, or $5,000, whichever is greater. At December 31, 2007, the Company had net capital of $378,911, in excess of its requirement of $25,321.

NOTE 7 - Commitments

The Company has an agreement to lease office space under an operating lease expiring on June 14, 2009.

January 1, 2008-December 31, 2008	$ 204,897
January 1, 2009-June 30, 2009	103,769

SUPPLEMENTARY INFORMATION

ROCKWELL GLOBAL CAPITAL, LLC.

SUPPLEMENTARY INFORMATION

YEAR ENDED DECEMBER 31, 2007

Computation of Net Capital:

1.	Total Ownership Equity	$ 722,919
2.	Less: Ownership Equity not allowed for Net Capital	318,687
		404,232
3.	Less: Haircuts on Securities	-
4.	Net Capital	$ 404,232

Computation of Basic Net Capital Requirement

1.	Minimum Net Capital Required 12 1/2% Aggregate Indebtedness)	$ 25,321
	Minimum Dollar Net Capital	5,000
3.	Net Capital Requirement	25,321
4.	Net Capital	404,232
5.	Excess Net Capital	$ 378,911

Computation of Aggregate Indebtedness

6.	Total Liabilities	$ 202,569
7.	Non Aggregate Indebtedness	-
8	Aggregate Indebtedness	202,569
		$ 202,569

"See Accompanying Notes and Accountants' Report"

ROCKWELL GLOBAL CAPITAL, LLC.

RECONCILIATION OF NET CAPITAL

YEAR ENDED DECEMBER 31, 2007

Audited Net Capital	$ 404,232
Net Capital per Focus Part IIA	306,530
Difference	$ 97,702
Riskless Trading Account	$ 97,702

"See Accompanying Notes and Accountants' Report"

ROCKWELL GLOBAL CAPITAL, LLC

EXPENSES

YEAR ENDED DECEMBER 31, 2007

Compensation	$ 1,332,007
Clearing and Execution Charges	170,488
Interest	2,218
Communications	47,694
Regulatory Fees	35,257
Occupancy	184,299
Professional Fees	61,496
Operations	155,812
	$1,989,271

"See Accompanying Notes and Accountants' Report"

MICHAEL DAMSKY CPA, P.C.
CERTIFIED PUBLIC ACCOUNTANT
40-3 Burt Drive
Deer Park, New York 11729
(631) 595-2073

February 26, 2008

Rockwell Global Capital, LLC.
Melville, New York

Gentlemen:

I have examined the Financial Report of Rockwell Global Capital, LLC as required by the Financial Industry Regulatory Authority as of December 31, 2007 and have issued a report thereon dated February 26, 2008. As part of my examination I reviewed and tested the system of internal accounting control and the procedures for safeguarding customer and firm assets for the year ended December 31, 2007 to the extent we considered necessary to evaluate the system as required by generally accepted accounting standards and by Rule 17a-5g3 of the Securities and Exchange Commission.

Rule 17a-5g3 contemplates that the scope of the review and test should be sufficient to provide reasonable assurance that any material inadequacies existing at the date of our examination in the accounting system, the internal accounting controls, and the procedures for safeguarding customer and firm assets would be disclosed. Under these standards and that regulation, the purposes of such evaluation are to establish a basis for reliance thereon in determining the nature, timing and extent of other auditing procedures that are necessary for expressing an opinion on the financial statements and to provide a basis for reporting material inadequacies in internal accounting control.

Further, my examination included reviews of the practices and procedures followed by the company in making periodic computations of the minimum financial requirements, pursuant to Rule 17a-5(g)(1) of the Securities and Exchange Commission.

The objective of internal accounting control is to provide reasonable but not absolute assurance as to safeguarding of assets against loss from unauthorized use or disposition, and the reliability of financial records for preparing financial statements and maintaining accountability for assets. The concept of reasonable assurance recognizes that the cost of a system of internal accounting control should not exceed the benefits derived and also recognizes that the evaluation of these factors necessarily require estimates and judgments by management. However, for the purposes of this report, the cost-benefit relationship has been disregarded in determining material inadequacies to be reported.

There are inherent limitations that should be recognized in considering the potential effectiveness of any system of internal accounting control. In the performance of most control procedures, error can result from misunderstanding of instructions, mistakes of judgment, carelessness or other personal factors. Control procedures whose effectiveness depends upon segregation of duties can be circumvented by collusion. Similarly, control procedures can be circumvented intentionally by management either with respect to the execution and recording of transactions or with respect to the estimates and judgments required in the preparation of financial statements. Further projection of any evaluation of internal accounting control to future periods is subject to the risk that the procedures may become inadequate because of changes in conditions and that the degree of compliance with the procedures may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principals such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control. I consider the following deficiency to be a significant deficiency in internal control.

There was inadequate design of information technology general and application controls that prevent the information system from providing complete and accurate information consistent with financial reporting objectives and current needs.

My study and evaluation of the system of internal accounting control for the year ended December 31, 2007 which was made for the purposes set forth in the first paragraph above and would not necessarily disclose all weaknesses in the system which may have existed during the period under review, disclosed material inadequacies as indicated above.

During my audit, I proposed adjustments to the balance sheet, statement of income, and "Computation of Net Capital under Rule 15c3-1 of the Securities and Exchange Commission", which is included as supplementary information to the financial statements. The adjustment consisted of including a riskless trading account as an additional amount due from broker and the related income earned therein. An effective system of internal control would have included these adjustments. These adjustments were approved by management.

Very truly yours,

Michael Damsky, CPA

MICHAEL DAMSKY CPA, P.C.
Certified Public Accountant
Deer Park, New York
February 26, 2008

END